Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

October 30, 2024

VIA EDGAR

Ms. Kimberly Browning

Division of Investment Management

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”) File Nos. 33-72424, 811-8194

Dear Ms. Browning:

On behalf of the Registrant, set forth below are the Registrant’s responses to certain comments received from the staff of the Division of Investment Management on October 7, 2024 and supplemental comments received on October 18, 2024 regarding post-effective amendment No. 275 (“PEA 275”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 276 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on August 20, 2024, with respect to the Emerald Growth Fund (the “Fund”). Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 275.

In connection with this response letter, and on or around October 30, 2024, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “New PEA”), which is expected to include (i) changes to PEA 275 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

U.S. Securities and Exchange Commission
Division of Investment Management
October 30, 2024

Staff Comments:

Preliminary Comments

A.	Staff Comment: Please acknowledge that Registrant has reviewed the SEC’s public announcement from 2016 and that the Registrant is responsible for all disclosures in the Fund’s registration statement.

Registrant’s Response: Registrant understands, in accordance with the SEC’s public announcement from 2016, that Fund management and the Registrant are responsible for the accuracy of the disclosures in the Fund’s registration statement.

B.	Staff Comment: The Staff comments are universal and may apply to multiple sections of the Registration statement.

Registrant’s Response: Registrant acknowledges that comments are universal and may apply to multiple sections of the Registration statement.

C.	Staff Comment: Supplementally confirm to the Staff that any areas of the registration statement that are not complete in PEA 275 will be completed in the subsequent post- effective amendment to the registration statement with respect to the Fund.

Registrant’s Response: Registrant confirms that any information not completed in PEA 275 will be completed in the subsequent post-effective amendment to the registration statement with respect to the Fund.

D.	Staff Comment: Please provide a copy of any changes to the registration statement at least five business days prior to the date of effectiveness.

Registrant’s Response: Comment complied with.

E.	Staff Comment: Should the Registrant decline a Staff comment, please supplementally explain the rationale for declining the comment and cite to any applicable laws, regulations, rules, etc.

Registrant’s Response: To the extent Registrant has declined a Staff comment, Registrant has included the rationale for declining the comment, including, any applicable citations.

F.	Staff Comment: The Staff notes that any comments that are being provided for the Registrant’s consideration will be specifically identified as such in the applicable comment.

Registrant’s Response: Registrant acknowledges the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Investment Management
October 30, 2024

General Comments

1.	Staff Comment: The Fund’s fees and expenses table includes “shareholder services fees” as a sub-caption under “Other Expenses.” Where are these fees described in the prospectus? If not already described, please add associated disclosure. What agreement governs the shareholder services fees? If not already filed, file a copy of the relevant agreement as an exhibit to the Fund’s registration statement.

Registrant’s Response: The Shareholder Services Plan for Class C shares is discussed in the “Distribution and Services (12b-1 Plan) and Shareholder Services Plan for Class C Shares” section of the Fund’s prospectus. The Shareholder Services Plans for the Institutional Class and Investor Class shares are discussed in the “Shareholder Services Plan for Institutional Class and Investor Class Shares” section of the Fund’s prospectus. Class A of the Fund does not have a shareholder services plan.

The Class C Shareholder Services Plan dated December 13, 2011 and the Amended and Restated Shareholder Services Plans for the Investor Class and Institutional Class, each dated March 11, 2016, have previously been filed as exhibits to the Fund’s registration statement. Registrant notes that the hyperlink contained in Exhibit (m)(20) to PEA 275 inadvertently included a hyperlink to the Institutional Class Shareholder Services Plan instead of the Investor Class Shareholder Services Plan. The hyperlinks and exhibit references will be updated in the New PEA.

The Investor Class Shareholder Services Plan can be found at the following link:

https://www.sec.gov/Archives/edgar/data/915802/000139834416011997/fp0019019_ex9 928m25.htm.

The Institutional Class Shareholder Services Plan was filed as Exhibit (m)(26) to Post- Effective Amendment No. 174 to the Trust’s Registration Statement, and can be found at the following link:

https://www.sec.gov/Archives/edgar/data/915802/000139834416011997/fp0019019_ex9 928m26.htm.

2.	Staff Comment: Footnote 2 to the Fund’s fees and expenses table includes a discussion of the Adviser’s agreement to waive and/or reimburse the Fund for certain fees and expenses under the Fund’s expense agreement (the “Prior Expense Agreement”). Will this agreement be split into separate agreements? If yes, revise the footnote disclosure accordingly. Include the length of the applicable expense agreement and state that such expense agreement will be in place for at least one year from the date of the prospectus.

U.S. Securities and Exchange Commission
Division of Investment Management
October 30, 2024

Additionally, disclose under what circumstances the expense agreement(s) may be terminated and by whom.

Registrant’s Response: Registrant confirms that the Adviser’s agreement to permanently waive and/or reimburse the Fund for any acquired fund fees and expenses (“AFFE”) incurred by the Fund in connection with the Fund’s investment in exchange-traded funds (“ETFs”) advised or sub-advised by the Adviser will be moved to a separate expense agreement between the Trust, on behalf of the Fund, and the Adviser (the “AFFE ELA”). The remaining provisions in the Prior Expense Agreement will be covered in a separate expense agreement between the Trust, on behalf of the Fund, and the Adviser (the “New ELA,” and together with the AFFE ELA, the “Expense Agreements”). As reflected in the New PEA, the Adviser will be waiving AFFE incurred by the Fund in connection with its investments in ETFs advised or sub-advised by the Adviser pursuant to the AFFE ELA. While the New ELA will be in effect and triggered as of the date of the prospectus and statement of additional information, the New ELA is not triggered at the Fund’s current asset levels. Accordingly, Footnote 2 to the Fund’s fees and expenses table has been replaced with the below. Additionally, information regarding the New ELA has been added to the “Management” section of the Fund’s prospectus.

“(2) [Pursuant to a written agreement (the “AFFE Agreement”), Emerald Mutual Fund Advisers Trust (“Emerald” or the “Adviser”) has agreed to waive and/or reimburse the Fund’s Class A, Class C, Institutional Class, and Investor Class shares for any acquired fund fees and expenses incurred by the Fund in connection with the Fund’s investment in any exchange-traded funds advised or sub-advised by the Adviser. The amount of such waived fees shall not be subject to recapture by the Adviser. The AFFE Agreement has no termination date. Prior to August 31, 2026, and thereafter, this waiver may not be modified or discontinued without the approval of the Fund's Board of Trustees.”

3.	Staff Comment: The Staff notes that if one or both of the Expense Agreements is not triggered because the Fund’s total annual operating expenses are below the applicable waiver threshold or the Fund is not invested in ETFs advised by the Adviser, information related to the applicable Expense Agreement should not be disclosed in the Fund’s fees and expenses table or expense example.

Registrant’s Response: As described in the response to Staff Comment 2, the New ELA is not triggered at the Fund’s current asset levels and is not included in the Fund’s fees and expenses table or expense example. As the Adviser is waiving amounts pursuant to the AFFE ELA, information related to the AFFE ELA is included in the fees and expenses table and expense example.

4.	Staff Comment: Please confirm that the Fund’s expense example will take into account the Fund’s Expense Agreements during the applicable periods in which such Expense Agreement will be in effect.

U.S. Securities and Exchange Commission
Division of Investment Management
October 30, 2024

Registrant’s Response: As described in the response to Staff Comments 2 and 3, the New ELA is not triggered at this time and the Fund’s expense example, as reflected in the New PEA, does not take into account the New ELA. Because the AFFE ELA will be in effect in perpetuity, in accordance with Instruction 4(a) to Item 3 of Form N-1A, the expense example information for the one-, three-, five-, and ten-year periods reflects adjustments to reflect amounts to be waived under the AFFE ELA.

5.	Staff Comment: Update the preamble to the Fund’s expense example to include disclosure regarding the components of the Expense Agreements.

Registrant’s Response: Comment complied with. The preamble to the Fund’s expense example has been updated as follows:

“This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. [This example reflects the expense waiver, which has no termination date, for the AFFE Agreement. ~~the net operating expenses with expense waivers through the current term of the Expense Agreement, which ends on August 31, 2026.]~~ The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.”

6.	Staff Comment: The discussion of the Fund’s principal investment strategies includes that the Fund will invest in U.S. and foreign companies. Disclose how the Fund determines a company is a foreign company (for example, by reference to an index or an economic tie test). The Staff would not object to including this disclosure in the discussion of the Fund’s principal investment strategies provided in response to Item 9 of Form N-1A.

Registrant’s Response: The discussion of the Fund’s principal investment strategies provided in response to Item 9 of Form N-1A has been revised to include the following language:

“With respect to foreign securities, the Adviser considers a company to be economically tied to a country if at least one of the following attributes exists: the company (1) is organized in such country, (2) is headquartered in such country, (3) has its primary stock exchange listing in a market located in such country, or (4) during the company’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in such country or has at least 50% of its assets in such country.”

7.	Staff Comment: The Staff notes that “securities convertible into common or preferred stocks” was removed from the first paragraph in the discussion of the Fund’s principal investment strategies, but the Item 9 “Equity Securities Risk” includes reference to the Fund investing in “convertible preferred stocks and securities with values that are tied to the price of stocks, such as rights, warrants, and convertible debt securities.” Please harmonize the disclosure across the discussions of the Fund’s principal investment strategies and principal risks.

U.S. Securities and Exchange Commission
Division of Investment Management
October 30, 2024

Registrant’s Response: Comment complied with. The Fund’s Item 9 “Equity Securities Risk” has been revised to remove discussions of the Fund investing in convertible preferred stocks and securities with values that are tied to the price of stocks, such as rights, warrants, and convertible debt securities.

8.	Staff Comment: The first paragraph in the discussion of the Fund’s principal investment strategy includes that, “[u]nder normal conditions, the Fund invests in equity securities of U.S. and foreign companies, primarily common stocks and preferred stocks.” Replace “primarily” with “principally” for conformity with the requirements of Item 4 and Item 9 of Form N-1A.

Registrant’s Response: Comment complied with.

9.	Staff Comment: In the second paragraph in the discussion of the Fund’s principal investment strategies, revise the bolded terms in the below to be in plain English.

“The Fund utilizes a fundamental approach to choosing securities: the research staff of Emerald conducts company-specific research analysis to identify companies whose earnings growth rate exceeds that of their peer group. Companies with perceived leadership positions and competitive advantages in niche markets that do not receive significant coverage from other institutional investors are favored.”

Registrant’s Response: The above referenced language has been replaced with the following:

“The Fund utilizes a fundamental approach to choosing securities: the research staff of Emerald conducts company-specific research analysis, taking into account a company’s revenue and earnings growth rates, its differentiating characteristics and the extent to which a company is covered by brokerage firms’ analysts.”

10.	Staff Comment: If the Fund has a policy with respect to allocating its investments, disclose such policy in the discussion of the Fund’s principal investment strategies.

Registrant’s Response: Based on information from the Adviser, the Fund does not have a policy with respect to allocating its investments. Accordingly, no disclosure has been added to the discussion of the Fund’s principal investment strategies.

11.	Staff Comment: The third paragraph in the discussion of the Fund’s principal investment strategies includes that the Fund can invest in companies in a wide range of industries and various sizes. For the purposes of plain English, revise “various sizes” to “of any market capitalization” and add attendant disclosure to the discussion of the Fund’s principal risks.

U.S. Securities and Exchange Commission
Division of Investment Management
October 30, 2024

If the Fund has a policy with respect to allocating its investments across market capitalizations, add associated disclosure to the discussion of the Fund’s principal investment strategies.

Registrant’s Response: The reference to “various sizes” has been replaced with “market capitalizations.” Registrant notes that the discussion of the Fund’s principal risks includes a “Small, Medium, and Large Capitalization Stocks Risk,” which includes disclosure regarding the risks associated with investing in companies across such capitalizations. Therefore, additional disclosure has not been added to the discussion of the Fund’s principal risks.

Additionally, the Adviser has confirmed that the Fund does not have a policy with respect to allocating its investments across market capitalizations. Accordingly, associated disclosure has not been added to the discussion of the Fund’s principal investment strategies.

12.	Staff Comment: The third paragraph in the discussion of the Fund’s principal investment strategies includes that smaller companies are defined by the Adviser as those having a market capitalization equal to or less than that of the largest companies in the Russell 2000 Index. If the Fund doesn’t have a policy with respect to allocating its investments across market capitalizations, please explain why the discussion of the Fund’s principal investment strategies includes an emphasis on the Russell 2000 Index. Does the Fund emphasize investments in smaller capitalization companies?

13.	Registrant’s Response: Based on information from the Adviser, while the Fund does not have a policy with respect to allocating a certain portion of the Fund’s assets to companies in a specific market capitalization range, the Fund expects that the Adviser’s fundamental bottom-up research process will cause the Fund’s portfolio to have an emphasis in the stocks of smaller capitalization companies. For that reason, Registrant feels that including the Russell 2000 Index as a reference to help describe smaller companies is helpful to shareholders.

14.	Staff Comment: The fourth paragraph in the discussion of the Fund’s principal investment strategies includes that the Fund will invest in the healthcare sector. The Industry Sector Allocation chart in the Fund’s April 30, 2024 annual report includes that 23.75% of the Fund’s portfolio was invested in the healthcare sector, 23.71% of the Fund’s portfolio was invested in the technology sector, 22.26% of the Fund’s portfolio was invested in the industrials sector, and 10.04% of the Fund’s portfolio was invested in the consumer discretionary sector. Given the portion of the Fund’s portfolio allocated to these sectors, the Staff would view the Fund as investing principally in such sectors. Please add attendant disclosure to the discussion of the Fund’s principal investment strategies and risks or explain why not including associated disclosure is consistent with the requirements of Items 4 and 9 of Form N-1A.

U.S. Securities and Exchange Commission
Division of Investment Management
October 30, 2024

Registrant’s Response: While the Registrant has not adopted a formal policy with respect to a threshold at which a fund considers a sector exposure to rise to a level that would cause a fund to add attendant disclosure to its prospectus, as part of Registrant’s determination as to whether or not to add sector related disclosure the Registrant has typically taken into consideration comments from the SEC’s Office of the Chief Accountant that focused on disclosure in a fund’s prospectus where a fund’s exposure to a particular sector equaled 25% or more of the fund’s portfolio. Although as of the April 30, 2024 annual report, the Fund’s investments in the healthcare sector accounted for slightly less than 25% of the Fund’s portfolio, Registrant believes that including disclosure regarding the Fund’s investments in the healthcare sector in the discussion of the Fund’s principal investment strategies and principal risks is appropriate at this time taking into account the level of the Fund’s exposure to the sector coupled with the Fund’s strategy to gain a portion of its exposure to the healthcare sector by investing in ETFs advised or sub-advised by the Adviser. Registrant will monitor the Fund’s exposure to the healthcare sector and the portion of the Fund invested in ETFs advised or sub-advised by the Adviser in connection with future updates to the Fund’s prospectus to assess whether such disclosure remains appropriate.

15.	Staff Comment: The cover letter included with PEA 275 indicated that the purpose of PEA 275 was to revise the Fund’s principal investment strategies and risks. The revised discussion of the Fund’s principal investment strategies includes that the Fund intends to invest a portion of its assets in affiliated ETFs. Please clarify what “a portion” means. Will the Fund principally or significantly invest in such affiliated ETFs? Please explain supplementally to the Staff the portion of the Fund’s portfolio that will be re-positioned as a result of the amended principal investment strategies. The Staff may have additional comments depending on the response.

Registrant’s Response: Based on information from the Adviser, it is currently anticipated that approximately 5% of the Fund’s portfolio will be invested in an ETF sub-advised by the Adviser. The Adviser anticipates that the Fund will contribute securities to such ETF in exchange for shares of such ETF.

16.	Staff Comment: The fourth paragraph in the discussion of the Fund’s principal investment strategies includes that the Fund “may also directly invest in companies within the healthcare sector.” Please disclose the types of companies in which the Fund may invest (for example, affiliated and/or unaffiliated RICs, open-end funds, close-end funds).

Registrant’s Response: The above referenced language was referring to the Fund’s investments in the securities of companies within the healthcare sector. Accordingly, as further reflected in the response to Staff Comment 17, the disclosure has been revised to state that “the Fund may also directly invest in the securities of companies within the healthcare sector.”

17.	Staff Comment: The “Securities Issued by Other Investment Companies Risk” includes that the Fund may invest in shares of other investment companies, including other mutual funds, money market funds, ETFs, HOLDRs, unit investment trusts, and closed-end funds. Is this list accurate? Please harmonize this disclosure with the discussion of the Fund’s principal investment strategies. Additionally, define “HOLDRs” in plain English. To the extent the Fund invests in shares of other investment companies that have their own unique risks, add associated disclosure to the discussions of the Fund’s principal risks provided in response to Items 4 and 9 of Form N-1A.

U.S. Securities and Exchange Commission
Division of Investment Management
October 30, 2024

Registrant’s Response: The fourth paragraph in the discussion of the Fund’s principal investment strategies has been revised as follows:

“The Fund may also invest in the other investment companies, principally money market funds, exchange-traded funds (“ETFs”), unit investment trusts, closed-end funds, and business development companies. The Fund intends to invest a portion of these assets ~~the Fund’s~~ assets in the securities of affiliated ~~exchange traded funds~~ ETFs advised or sub-advised by the Adviser (each, an “Underlying ETF”). While the Fund may directly invest in the securities of companies within the healthcare sector, the Adviser intends for the Fund to gain exposure to the healthcare sector in part through the use of such Underlying ETFs, primarily the F/m Emerald Life Sciences Innovation ETF~~, the Fund may also directly invest in companies within the healthcare sector~~.”

Additionally, based on information from the Adviser, investing in HOLDRs is not part of the Fund’s principal investment strategy and has been removed from the “Securities Issued by Other Investment Companies Risk.” While the Fund’s investments in other investment companies, in the aggregate, is a principal strategy of the Fund, none of the above referenced categories on their own, are principal investments of the Fund. Accordingly, Registrant believes the remaining disclosure in the “Securities Issued by Other Investment Companies Risk” is appropriate as currently included.

18.	Staff Comment: With respect to the Fund’s investments in other investment companies, supplementally confirm to the Staff that the Fund will invest in the least expensive share class available. If not, please explain. Depending on the response, the Staff may have additional comments.

Registrant’s Response: Registrant confirms that to the extent the Fund invests in other investment companies with more than one share class, the Adviser will seek to invest the Fund in the cheapest share class available at the time of investment, considering the various characteristics of the classes (for example, any investment minimums or limitations applicable to a particular class).

19.	Staff Comment: The discussion of the Fund’s principal risks includes “Canadian Securities Risk” as a sub-risk under the Fund’s “Foreign Securities Risk.” Will the Fund invest principally in Canadian securities? If yes, add associated disclosure to the discussion of the Fund’s principal investment strategies.

U.S. Securities and Exchange Commission
Division of Investment Management
October 30, 2024

Registrant’s Response: Based on information from the Adviser, although the Fund may invest in Canadian securities, investments in Canadian securities is not a principal investment strategy of the Fund. Accordingly, “Canadian Securities Risk” has been removed.

20.	Staff Comment: In accordance with Items 5 and 10 of Form N-1A, revise the portfolio manager disclosure to state that the Fund’s portfolio managers are jointly and primarily responsible for the “day-to-day” management of the Fund.

Registrant’s Response: Comment complied with.

21.	Staff Comment: Please confirm the disclosure in the SAI has been updated in light of the adoption of Rule 18f-4 and related asset coverage requirements or update the disclosure accordingly. See Investment Company Act Release No. 10666 (April 18, 1979) for guidance.

Registrant’s Response: Comment complied with.

22.	Staff Comment: Revise the “Additional Investment Activities and Risks Applicable to the Fund” section of the SAI to distinguish between those that are principal and non-principal. Include disclosure regarding all principal strategies and risks in the Fund’s prospectus.

Registrant’s Response: Comment complied with.

23.	Staff Comment: The second paragraph of the “Additional Investment Activities and Risks Applicable to the Fund” section of the SAI includes, “[t]he Fund may invest in instruments and securities and engage in strategies other than those listed below, and may be subject to risks that are not described here.” Delete or clarify this sentence as the disclosure suggests the Fund is not in compliance with the requirements under Items 4, 9, and 16 of Form N- 1A to disclose the Fund’s principal and non-principal investment strategies and risks.

Registrant’s Response: Comment complied with. The above referenced disclosure has been removed from the Fund’s SAI.

24.	Staff Comment: Revise the sixth sentence of the second paragraph in the “Borrowings” section of the SAI to exclude Sundays and holidays from the three-day requirement to align with the requirements of Section 18(f)(1) of the Investment Company Act.

Registrant’s Response: Comment complied with. The disclosure has been revised as follows:

“In the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three days thereafter (not including Sundays and holidays), reduce the reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.”

U.S. Securities and Exchange Commission
Division of Investment Management
October 30, 2024

25.	Staff Comment: The Staff notes that disclosure regarding loans of portfolio securities is included under “Other Practices” in the Fund’s SAI. What is the Fund’s policy with respect to securities lending? To what extent will the Fund engage in securities lending? If the Fund does not currently engage or expect to engage in securities lending, please indicate such supplementally to the Staff and confirm that should that change, the Registrant will update the disclosure accordingly.

If the Fund does engage or expects to engage in securities lending, disclose: (i) the characteristics and risks associated with securities lending (e.g., that the costs associated with securities lending do not appear in the Fund’s fees and expenses tables and the Fund and shareholders indirectly bear the entire risk of loss in connection with securities lending), (ii) the Board has a fiduciary obligation to recall securities on loan if the Fund has knowledge that a material event regarding such securities will occur; and (iii) how any income earned from securities lending activities is split between the Fund and the service provider.

Registrant’s Response: Based on information from the Adviser, the Fund does not currently engage or plan to engage in securities lending. Registrant confirms that should the Fund decides to engage in securities lending in the future, Registrant will update the Fund’s prospectus and/or SAI (as applicable) accordingly. The Fund may utilize loans to the maximum extent permissible under the Investment Company Act.

In addition:

(i)	the fifth sentence in the first paragraph of the “Loans of Portfolio Securities” section of the SAI has been revised as follows:

“The Fund, and indirectly the Fund’s shareholders, bear~~, bears~~ the risk of such investments, including the risk of loss of the entire cash collateral received for loaned securities.”

(ii)	the following language has been added at the end of the second paragraph in the “Loans of Portfolio Securities” section of the SAI:

“Costs associated with the Fund’s securities lending activities do not appear in the Annual Total Operating Expenses table in the Fund’s prospectus.”

(iii)	Registrant notes that the following language is already included in the “Loans of Portfolio Securities” section of the SAI:

“Additionally, the Board has a fiduciary obligation to recall securities on loan in time to vote proxies if the Fund has knowledge of a material event with respect to such securities.”

U.S. Securities and Exchange Commission
Division of Investment Management
October 30, 2024

(iv)	as the Fund is not currently engaging in securities lending activities, the Registrant believes that how any income earned from securities lending activities is split between the Fund and the service provider is not relevant at this time and accordingly declines to make any associated changes to the disclosure in the Fund’s SAI at this time.

26.	Staff Comment: The third paragraph in the preamble to the discussion of the Fund’s fundamental investment restrictions is excerpted below. Section 18 of the Investment Company Act includes a continuous monitoring requirement with respect to a fund’s borrowings. Please revise the disclosure accordingly.

“The percentages set forth below and the percentage limitations set forth in the Prospectus apply at the time of the purchase of a security and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of a purchase of such security.”

Registrant’s Response: Comment complied with. The disclosure has been revised as follows:

“Except for the Fund’s fundamental investment restriction with respect to borrowings, t~~T~~he percentages set forth below ~~and the percentage limitations set forth in the Prospectus~~ apply at the time of the purchase of a security and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of a purchase of such security. Fundamental investment restriction (3) with respect to borrowings is monitored on an ongoing basis.”

Supplemental Staff Comments (October 18, 2024):

1.	Staff Comment: With respect to the response to Staff Comment 9, please further revise the disclosure such that “differentiating characteristics” and “the extent to which a company is covered by brokerage firms’ analysts” to be in plain English.

Registrant’s Response: Comment complied with. The second paragraph in the discussion of the Fund’s principal investment strategies has been further revised as follows:

“The Fund utilizes a fundamental approach to choosing securities: the research staff of Emerald conducts company-specific research analysis, taking into account a company’s revenue and earnings growth rates and the financial, operating, and market characteristics that distinguish a company from other companies~~, its differentiating characteristics and the extent to which a company is covered by brokerage firms’ analysts~~.”

U.S. Securities and Exchange Commission
Division of Investment Management
October 30, 2024

2.	Staff Comment: The response to Staff Comment 13 includes that the Fund expects the Fund’s portfolio to have an emphasis in the stocks of smaller capitalization companies. Please revise the discussion of the Fund’s principal investment strategies to clarify that the Fund may has such an emphasis.

Registrant’s Response: Comment complied with. The third paragraph in the discussion of the Fund’s principal investment strategies has been revised as follows:

“The Fund can invest in companies from a wide range of industries and of market capitalizations. The Fund may emphasize investments in ~~This includes~~ smaller companies, which are defined by the Adviser as those having a market capitalization equal to or less than that of the largest companies in the Russell 2000 Index. As of September 30, 2024, the Russell 2000 Index included securities issued by companies that ranged in size between $9 million and $15.9 billion.”

3.	Staff Comment: The response to Staff Comment 15 includes that it is currently anticipated that approximately 5% of the Fund’s portfolio will be invested in an ETF advised by the Adviser. Please revise the discussion of the Fund’s principal investment strategies to clarify the portion of the Fund’s portfolio that is expected to be invested in affiliated ETFs.

Registrant’s Response: Comment complied with. The fourth paragraph in the discussion of the Fund’s principal investment strategies has been further revised as follows:

“The Fund may also invest in the other investment companies, principally money market funds, exchange-traded funds (“ETFs”), unit investment trusts, closed-end funds, and business development companies. The Fund intends to invest a portion of these assets in the securities of affiliated ETFs advised or sub-advised by the Adviser (each, an “Underlying ETF”). The Fund does not have a policy with respect to investing a certain portion of its assets in any particular sector, but may emphasize investments in the healthcare, technology, and industrial sectors.

While the Fund may directly invest in the securities of companies within the healthcare sector, the Adviser intends for the Fund to gain exposure to the healthcare sector in part through the use of such Underlying ETFs, primarily the F/m Emerald Life Sciences Innovation ETF (the “Life Sciences ETF”). The Fund does not have a policy with respect to the amount of the Fund’s portfolio that will be allocated to the Life Sciences ETF, but generally the Adviser expects approximately 5% of the Fund’s portfolio to be allocated to the Life Sciences ETF, calculated at the time of investment.”

4.	Staff Comment: With respect to the response to Staff Comment 14, based on the information contained in the Fund’s April 30, 2024 annual report regarding the portion of the Fund’s portfolio allocated to the healthcare, technology, and industrial sectors, the Staff is of the view that disclosure regarding investments in these sectors should be included in the discussion of the Fund’s principal investment strategies and risks.

U.S. Securities and Exchange Commission
Division of Investment Management
October 30, 2024

Registrant’s Response: Registrant notes that, as reflected in PEA 275 and the New PEA, disclosure regarding the Fund’s investments in the healthcare sector is included in the discussion of the Fund’s principal investment strategies and principal risks. Without necessarily agreeing with the Staff’s position regarding the threshold at which sector related disclosure should be added to the discussion of the Fund’s principal investment strategies and principal risks, as reflected in the response to Supplemental Staff Comment 3, the following language has been added to the fourth paragraph in the discussion of the Fund’s principal investment strategies:

“The Fund does not have a policy with respect to investing a certain portion of its assets in any particular sector, but may emphasize investments in the healthcare, technology, and industrial sectors.”

Additionally, the following risks have been added to the discussion of the Fund’s principal risks:

“Technology Sector Risk: To the extent the Fund invests in technology companies, the Fund is particularly vulnerable to factors affecting the technology sector, such as dependency on consumer and business acceptance as new technology evolves, large and rapid price movements resulting from competition, rapid obsolescence of products and services and short product cycles. Many technology companies are small and at an earlier stage of development and, therefore, may be subject to risks such as those arising out of limited product lines, markets and financial and managerial resources.”

“Industrial Sector Risk: The industrial sector can be significantly affected by, among other things, worldwide economic growth, supply and demand for specific products and services, rapid technological developments, international political and economic developments, environmental issues, tariffs and trade barriers, and tax and governmental regulatory policies. As the demand for, or prices of, industrials increase, the value of the Fund’s investments generally would be expected to also increase. Conversely, declines in the demand for, or prices of, industrials generally would be expected to contribute to declines in the value of such securities. Such declines may occur quickly and without warning and may negatively impact the value of the Fund and your investment.”

Please note that due to a change in the structure of the Life Sciences ETF whereby the Adviser will serve as the ETF’s investment sub-adviser instead of the investment adviser, the Registrant has revised certain of the responses to the Staff’s initial comments to update the definition of “Underlying ETFs” to be ETFs “advised or sub-advised by the Adviser” and to make corresponding changes to the discussion of the scope of the principal investment strategies and AFFE ELA. These changes impacted the responses to Staff Comments 2, 14, 15, and 17.

U.S. Securities and Exchange Commission
Division of Investment Management
October 30, 2024

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If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Benjamin Winograd
Benjamin Winograd
Assistant Secretary of Financial Investors Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP